RMS

17005182

SEC
Mail Processing
Section

FEB 15 2017

Washington DC
406

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREWS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1754 N. LAFAYETTE ST
(No. and Street)

DENVER (City) CO (State) 80218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BOBBI BABITZ 303 717 9869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name – *if individual, state last, first, middle name*)

5251 S QUEBEC ST (Address), GREENWOOD VILLAGE (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 FEB 15 PM 1:44
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

aub

OATH OR AFFIRMATION

I, BOBBI BABITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrews Securities LLC dba Andrews Partners, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JASON POWELL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164038108
MY COMM. EXPIRES OCTOBER 05, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, December 31, 2016	12
Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, December 31, 2016, included in the Company's corresponding unaudited form X-17 A-5 Part II Filing	13
General Assessment Reconciliation, pursuant to Form SIPC-7 December 31, 2016	14
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report including Management's Statement	15

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Andrews Securities, LLC
d/b/a LoHi Securities

We have audited the accompanying financial statements of Andrews Securities, LLC d/b/a LoHi Securities (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2017

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents (Note 1)	$72,977
Commissions receivable	$598,641
Other Current Assets	$2,415
Other Assets	$1,803
	$675,836

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Commissions Payable	$566,985
Accrued Expenses	$5,578
Discretionary Profit Bonus Payable	$60,000
Total Liabilities	**$632,563**

Commitments and Contingencies (Notes 3 and 4)

MEMBERS EQUITY	(Note 2)	$43,273
		$675,836

The accompanying notes are an integral part of the statement.

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2016

Revenue

Financial Advisory Income	$110,632
Investment Banking Income	$2,965,640
Consulting Income	$100,935
Total Revenue	$3,177,207

Expenses

Commissions	$2,746,245
Rent & Occupancy	$32,203
Technology & Communications	$4,063
Professional Fees	$305,247
Travel & Entertainment	$6,951
Other Operating Expenses	$12,278
Regulatory Fees & Compliance	$45,312
Insurance & Risk Management	$2,130
Other Expenses	$480
Total Expenses	$3,154,909
NET INCOME	**$22,298**

The accompanying notes are an integral part of the statement.

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$120,975
Net income	$22,298
Return of Capital Distributions	$(100,000)
Balance, December 31, 2016	$43,273

The accompanying notes are an integral part of the statement.

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2016

ASSETS

Cash flows from operating activities:

Net Income	$22,298
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in Commissions Receivable	$(224,785)
Depreciation Expenses	$197
Decrease in Other Assets	$759
Increase in accrued expenses and other liabilities	$287,302
Net cash provided by Operating Activities	**$85,771**
Adjustments to reconcile net income to net cash used in investing activities:	
Increase in computers and equipment	$(197)
Net cash provided by Investing Activities	**$(197)**
Adjustments to reconcile net income to net cash used in financing activities:	
Changes in operating assets and liabilities:	
Distributions	$(100,000)
Net cash provided by Financing Activities	**$(100,000)**
Net increase (decrease) in cash	$(14,426)
Cash at beginning of Year	$87,403
Cash at end of year	$72,977

The accompanying notes are an integral part of the statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Andrews Securities, LLC dba LoHi Securities ("Andrews Securities", "LoHi Securities" or the "Company"), is a Delaware limited liability company, organized in 2003 to engage in best efforts underwriting and private placements of securities. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA").

15c-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Revenue Recognition

The Company primarily derives its revenues from investment banking and capital raising activities. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided.

The company also derives revenues from offering compliance and consulting services to several clients.

(Continued)

Note 1-Organization and Summary of significant accounting policies (concluded)

Income Taxes

The Company is recognized as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $44,634 and $38,171, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 12.8 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

On February 8,2017, after adjusting the financial statements to accrue for SIPC-7 as of December 31, 2016, the Company filed two early warnings notices with FINRA within 24 hours as required. The change in accrual date increased Aggregate Indebtedness such that the AI:NC ratio exceeded the early warning threshold of 12:1 and the Net Capital fell below 120% of the required amount based on Aggregate Indebtedness.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a noncancelable operating lease with an unrelated party for office space which expires in June 2017. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2017	$16,128

Rent and related occupancy costs charged to operations amounted to $32,203 for the year ended December 31, 2016

The Company paid a related party, LoHi Merchant Bank LLC ("LoHi MB"), in the amount of $253,500 for the year ended December 31, 2016 for managing the Company. During 2016 Andrews received $4,017 from providing compliance services to LoHi MB which is a related party. Two of the owners of LoHi Merchant Bank are registered representatives of Andrews Partners.

LoHi Merchant Bank Management Agreement

Andrews Securities executed a 36-month Management Agreement with LoHi MB dated January 5, 2015 where LoHi MB has full authority to manage operations of the Company, including but not limited to budget and financial matters, FINRA and other legal and compliance matters, and business strategy. Under the agreement:

- 10% of success fees for Investment Banking Transactions, as defined, received by LoHi MB are payable to Andrews.
- $5,000 per month Management Fee to LoHi MB
- Discretionary annual management bonus to LoHi MB, subject to holdbacks for cash flow and net capital requirements.

(Continued)

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2016.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, and accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

As of December 31, 2016, the Company does not have deposits in banks in excess of the FDIC insured amount of $250,000.

(Concluded)

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Credit

Members' Equity	$43,273
Discretionary Profit Bonus Payable	$60,000
	$103,273

Debits

Non-allowable assets:	
Accounts Receivable	$54,422
Other Current Assets	$2,415
Other assets	$1,803
Total Non-allowable assets	$58,640
TOTAL NET CAPITAL	**$44,634**

Minimum requirements of 6-2/3% of aggregate indebtedness of

$572,563 or $5,000, whichever is greater	$38,171
SEC Rule 17a-11 (120% Required Net Capital)	$45,805
Excess Net Capital	**$6,463**

Aggregate Indebtedness

Commissions Payable	$566,985
Accrued Expenses	$5,578
	$572,563
Ratio of Aggregate Indebtedness to Net Capital	12.8:1

See Attached reconciliation.

The accompanying notes are an integral part of the statement.

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2016

Net capital per company's unaudited form X-17A-5 Part II Filing	$50,212
Adjustments	
Discretionary compensation due to affiliates of owner	$(60,000)
Holdback discretionary Compensation Liability	$60,000
Increase in other expenses	$(5,578)
Net capital per audited financial statements	$44,634

See accompanying Report of Independent Registered Public Accounting Firm

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Andrews Securities, LLC
d/b/a LoHi Securities

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Andrews Securities, LLC d/b/a LoHi Securities (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2017

LoHi Securities

February 2, 2017

Exemption Report 2016

To Whom It May Concern:

To the best of my knowledge and belief, Andrews Securities LLC dba LoHi Securities (the "Company") claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2016.

The Company does not carry or clear customer accounts. The Company does not handle customer checks or cash.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Bobbi Babitz

Bobbi Babitz
Chief Compliance Officer
Andrews Securities LLC dba LoHi Securities

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Andrews Securities, LLC
d/b/a LoHi Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Andrews Securities, LLC d/b/a LoHi Securities (the "Company") (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2017

ANDREWS SECURITIES, LLC
D/B/A LOHI SECURITIES
GENERAL ASSESSMENT RECONCILIATION, PURSUANT TO FORM SIPC-7

DECEMBER 31, 2016

General Assessment per Form SIPC-7	$7,943
Less Payment made with Form SIPC-6	$2,365
Amount Paid with Form SIPC-7	**$5,578**

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12\31\2016.
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ANDREWS SECURITIES LLC
ANDREWS PARTNERS
1754 N. LAFAYETTE ST
DENVER CO 80218

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 7,943

B. Less payment made with SIPC-6 filed (exclude interest) (2,365)

7-22-16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $ 5,578

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,578

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,578

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ANDREWS PARTNERS.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27 day of JAN, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-16
and ending 12-31-16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,177,232
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,177,232
2e. General Assessment @ .0025	$ 7,943. (to page 1, line 2.A.)